Exhibit 99.1

Edge Resources Announces Common and Flow Through Share Financing

CALGARY, ALBERTA—(Marketwire - Dec. 30, 2010) - Edge Resources Inc. (“Edge” or the “Company”) (TSX VENTURE: EDE) is pleased to announce the offering of up to 3,636,363 common shares of the Company (“Common Shares”) at a price of $0.22 per share for gross proceeds to the Company of up to $800,000 and 666,666 common shares of the Company, to be issued on a “flow through” basis (“FT Shares”), at a price of $0.30 per share for gross proceeds to the Company of up to $200,000 (collectively, the “Offering”). Currently, the Company is closing on subscriptions for 197,000 FT Shares and 3,500,005 Common Shares for aggregate gross proceeds of $829,101.10. The Company plans to close an additional tranche of the Offering in the New Year. The Company has agreed to pay a finders’ fee to eligible persons in the amount of $52,045 (7% of the gross cash proceeds of the Offering raised by finders) and 258,790 finders warrants (7% of the aggregate securities issued under the Offering from subscribers initiated by finders), with each finders warrant exercisable into one Common Share upon payment of $0.30 per share for a period of one year from the date of issuance.

The securities issued in the Offering will be subject to a hold period of four months plus one day from closing. The remainder of the Offering is scheduled to close on or about January 15, 2010 and is subject to applicable regulatory and TSX Venture Exchange approvals and completion of definitive documentation.

Proceeds from the Offering will be used for the continuing exploration and development of the Company’s lands in western Canada and for working capital purposes.

About Edge Resources Inc.

Edge Resources is focused on the development of natural gas from the Edmonton Sands group of formations, a conventional, shallow gas group of reservoirs located in Central Alberta, Canada. The management team’s very high success rate is based on the safe, efficient deployment of capital and a proven ability to efficiently execute in shallow gas, specifically the Edmonton Sands, which gives Edge Resources a sustainable, low-cost, competitive advantage.

The Alberta Government estimates that there is 44 trillion cubic feet (“TCF”) of non-producing, shallow natural gas in Alberta. Edge Resources’ management team has evaluated over 20,000 sections of land and has identified over 200 “five-star” sections. The Company’s development program focuses primarily on pursuing these highly prospective opportunities.

Visit the company website for more information: www.edgeres.com.

Brad Nichol, President & Director

EDGE RESOURCES INC.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s registered filings which are available at www.sedar.com.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Trading in the securities of Edge Resources Inc. should be considered highly speculative.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Brad Nichol
Edge Resources Inc.
403-767-9905
www.edgeres.com